Exhibit 99.1





A Taste of What's Cooking at US Foods

Q2 2013
Performance Update

August 2013



While the information provided herein is believed to be accurate and reliable, US Foods ("US Foods") does not make any representations or warranties, express or implied, as to the accuracy or completeness of such information or as to future results.   No representation or warranty is made that any of the projections presented herein will be realized.

Forward-looking statements notice

In this presentation and in related comments by our management, our use of the words "expect," "anticipate," "possible," "potential," "target," "believe," "commit," "intend," "continue," "may," "would," "could," "should," "project," "projected," "positioned" or similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. We believe these judgments are reasonable, but these statements are not guarantees of any events or financial results, and our actual results may differ materially due to a variety of important factors. Among other items, such factors might include: our ability to remain profitable during times of cost inflation, commodity volatility, and other factors; competition in the industry and our ability to compete successfully; our reliance on third-party suppliers, including the impact of any interruption of supplies or increases in product costs; shortages of fuel and increases or volatility in fuel costs; any declines in the consumption of food prepared away from home, including as a result of changes in the economy or other factors affecting consumer confidence; costs and risks associated with labor relations and the availability of qualified labor; any change in our relationships with GPOs; our ability to increase sales to independent customers; changes in industry pricing practices; changes in cost structure of competitors; costs and risks associated with government laws and regulations, including environmental, health, and safety, food safety, transportation, labor and employment, laws and regulations, and changes in existing laws or regulations; technology disruptions and our ability to implement new technologies; product liability claims relating to products that we distribute; our ability to maintain a good reputation; costs and risks associated with litigation; our ability to manage future expenses and liabilities with respect to our retirement benefits; our ability to successfully integrate future acquisitions; our ability to achieve the benefits that we expect to achieve from our cost savings programs; risks relating to our indebtedness, including our substantial amount of debt, our ability to incur substantially more debt, and increases in interest rates.   Additional information regarding these factors is contained in the company's filings with the Securities and Exchange Commission, including, without limitation, its Registration Statements on Form S-4 and S-1.

All forward-looking statements speak only as of the date they were made. The company does not undertake any obligation to update or publicly release any revisions to any forward-looking statements to reflect events, circumstances or changes in expectations after the date of this presentation.

FOOD. FOOD PEOPLE. EASY.



Non-GAAP financial measures

This presentation contains unaudited non-GAAP financial measures, including Reported EBITDA, Adjusted EBITDA, Consolidated EBITDA, Debt Coverage Ratio, Interest Coverage Ratio, Adjusted Operating Expenses and Adjusted Gross Profit. Management believes these non-GAAP financial measures provide meaningful supplemental information regarding our operating performance because they exclude amounts that our management and our board of directors do not consider part of core operating results when assessing the performance of the Company. Our management uses these non-GAAP financial measures to evaluate the Company's historical financial performance, establish future operating and capital budgets and determine variable compensation for management and employees. Accordingly, the Company believes these non-GAAP financial measures are useful in allowing for a better understanding of the Company's core operations.

While management believes that these non-GAAP financial measures provide useful information, they are not operating measures under U.S. GAAP, and there are limitations associated with their use. The Company's calculation of these non-GAAP financial measures may not be completely comparable to similarly titled measures of other companies due to potential differences between companies in their method of calculation. As a result the use of these non-GAAP financial measures has limitations and should not be considered in isolation from, or as a substitute for, other measures such as Net income or Net income attributable to stockholders. Due to these limitations, these non-GAAP financial measures are used as a supplement to U.S. GAAP measures.

Management uses Adjusted EBITDA Margin and Consolidated EBITDA Margin to focus on year-over-year changes in the Company's business and believes this information is also helpful to investors. The Company uses Adjusted EBITDA in these EBITDA-related margin measures because it believes its investors are familiar with Adjusted EBITDA and that consistency in presentation of EBITDA-related measures is helpful to investors. Management also uses Debt Coverage Ratios and Interest Coverage Ratios to focus management on year-over-year changes in the Company's leverage and believes this information is also helpful to investors. The Company cautions investors that these non-GAAP financial measures presented also are intended to supplement the Company's GAAP results and are not a substitute for such results. Additionally, the Company cautions investors that the non-GAAP financial measures used by the Company may differ from the non-GAAP measures used by other companies.

FOOD. FOOD PEOPLE. EASY.

Agenda



- Business Highlights

- Quarterly Financial Update

- Closing Comments

- Appendix

Agenda



- •Business Highlights

- •Quarterly Financial Update

- •Closing Comments

- •Appendix



Business Highlights

- External macro 'headwinds' persist

- Q2 sales increased 3.6%

  - Organic units increased 0.8%

  - Acquisitions added 1.1%

- Q2 results

  - Net income was $16 million

  - Adjusted EBITDA was $226 million[1]

- Business transformation focus on differentiation/innovation and functionalization

  - Category Management

  - Sales Force Effectiveness

  - Business/Organization Functionalization

Note: (1) Reconciliation of this non-GAAP measure is provided in the appendix.

FOOD. FOOD PEOPLE. EASY.



Agenda

- Business Highlights

- Quarterly Financial Update

- Closing Comments

- Appendix

Delivered $226 million of Adjusted EBITDA in Q2, slightly behind prior year.



Q2 Financial Performance

$ IN MILLIONS	Q2 2013	Q2 2012	B/(W) Y-O-Y CHANGE
NET SALES	**$5,659**	**$5,463**	**+3.6%**
GROSS PROFIT	$972	$943	+29
ADJUSTED GROSS PROFIT [1]	$977	$949	+28
% OF NET SALES	*17.26%*	*17.37%*	*(11 bps)*
OPERATING EXPENSES	$872	$850	(22)
ADJUSTED OPERATING EXPENSES [1]	$751	$721	(30)
% OF NET SALES	*13.27%*	*13.20%*	*(7bps)*
ADJUSTED EBITDA [1]	$226	$228	(2)
NET INCOME	$16	$6	+10
ADJUSTED EBITDA MARGIN [2]	*3.99%*	*4.17%*	*(18 bps)*

Notes: (1) Reconciliations of these non-GAAP measures are provided in the appendix.
         (2) Represents Adjusted EBITDA as a percentage of Net Sales.

Individual components may not add to total presented due to rounding.

FOOD. FOOD PEOPLE. EASY.

LTM Adjusted EBITDA of $819 million.



$ IN MILLIONS	CY LTM (Q2 '12 – Q1 '13)	PY LTM (Q2 '11 – Q1 '12)	B/(W) Y-O-Y CHANGE
NET SALES	**$22,006**	**$21,097**	**+4.3%**
GROSS PROFIT	$3,754	$3,606	+148
ADJUSTED GROSS PROFIT [1]	$3,770	$3,626	+144
% OF NET SALES	*17.13%*	*17.19%*	*(6 bps)*
OPERATING EXPENSES	$3,456	$3,293	(163)
ADJUSTED OPERATING EXPENSES [1]	$2,951	$2,797	(154)
% OF NET SALES	*13.41%*	*13.26%*	*(15 bps)*
ADJUSTED EBITDA [1]	$819	$829	(10)
NET (LOSS) INCOME	($132)	$3	(135)
ADJUSTED EBITDA MARGIN [3]	*3.72%*	*3.93%*	*(21bps)*
CONSOLIDATED EBITDA [2]	**$869**		
CONSOLIDATED EBITDA MARGIN [3]	*3.9%*		

Notes: (1) Reconciliations of these non-GAAP measures are provided in the appendix.
(2) Consolidated EBITDA includes Adjusted EBITDA plus $50 million for cost saving actions taken by the Company as specified under the Company's debt agreements.
(3) Represents Adjusted EBITDA or Consolidated EBITDA as a percentage of Net Sales.

Individual components may not add to total presented due to rounding.

FOOD. FOOD PEOPLE. EASY.

Quarterly Cash Flow



Cash Flow Performance

$ IN MILLIONS	Q1 2013	Q2 2013	Q3 2012	Q4 2012	LTM
Cash (used in) provided by Operating Activities	($10)	$120	($73)	$297	$333
Capital Expenditures, net of Proceeds	($51)	($35)	($26)	($54)	($166)
Acquisitions	-	-	($74)	($14)	($88)
Cash (used in) provided by Financing Activities	($32)	($31)	$202	($148)	($9)
Net Cash Change	**($93)**	**$54**	**$29**	**$81**	**$70**
Beginning Cash	$242	$149	$133	$162	$133
Ending Cash	$149	$203	$162	$242	$203

Note: Individual components may not add to total presented due to rounding.

FOOD. FOOD PEOPLE. EASY.

Capital Structure & Credit Statistics

Q2 2013 Financial Performance

$ IN MILLIONS	As of 6/29/2013	Debt / LTM Consolidated EBITDA
ABL Revolver (2016)	$130	
Cash Flow Revolver (2013)	$ -	
ABS Facility (2015)	$686	
CMBS Facility (2017)	$472	
Term Loan (2019)	$2,100	
Other Debt (2018 - 2031)	$93	
Total Senior Secured Debt	**$3,481**	**4.0x**
Senior Notes (2019)	$1,350	
Total Debt[1]	**$4,831**	**5.6x**
Less: Restricted Cash	($7)	
Less: Cash and Cash Equivalents	($203)	
Net Debt	**$4,621**	**5.3x**



Credit Statistics

Debt Coverage Ratio[2]

- At Close 7/3/2007: 8.2x
- 6/29/2013: 5.3x

Interest Coverage Ratio[3]

- At Close 7/3/2007: 1.3x
- 6/29/2013: 2.7x

Notes:
(1) Total Debt includes $4,851 million of US GAAP debt as of June 29, 2013 less $20 million of unamortized premium on senior notes.
(2) Debt coverage ratio equals net debt divided by Consolidated EBITDA over last 12 months.
(3) Interest coverage ratio equals Consolidated EBITDA over last 12 months divided by net interest expense over last 12 months.

FOOD. FOOD PEOPLE. EASY.

We have $880 million of available liquidity.



Liquidity

$ IN MILLIONS	As of 6/29/2013
Borrowing Availability:	
ABL Revolver (2016)	$677
Cash & Cash Equivalents	203
Total Cash and Borrowing Availability	**$880**

Note: Individual components may not add to total presented due to rounding.

FOOD. FOOD PEOPLE. EASY.



Agenda

- Business Highlights

- Quarterly Financial Update

- Closing Comments

- Appendix



Agenda

- Business Highlights

- Quarterly Financial Update

- Closing Comments

- Appendix

FOOD. FOOD PEOPLE. EASY.

Non-GAAP Reconciliations



Management believes these non-GAAP financial measures provide meaningful supplemental information regarding our operating performance because they exclude amounts that our management and our board of directors do not consider part of core operating results when assessing the performance of the Company. Our management uses these non-GAAP financial measures to evaluate the Company's historical financial performance, establish future operating and capital budgets and determine variable compensation for management and employees. Accordingly, the Company believes these non-GAAP financial measures are useful in allowing for a better understanding of the Company's core operations.

While management believes that these non-GAAP financial measures provide useful information, they are not operating measures under U.S. GAAP, and there are limitations associated with their use. The Company's calculation of these non-GAAP financial measures may not be completely comparable to similarly titled measures of other companies due to potential differences between companies in their method of calculation. As a result, the use of these non-GAAP financial measures has limitations and should not be considered in isolation from, or as a substitute for, other measures such as Net income or Net income attributable to stockholders. Due to these limitations, these non-GAAP financial measures are used as a supplement to U.S. GAAP measures.

Non-GAAP Reconciliation - Adjusted EBITDA



(In millions)	13-Weeks Ended		LTM	
	June 29, 2013	June 30, 2012	Q2 2013	Q2 2012
Net income (loss)	$ 16	$ 6	$ (132)	$ 3
Interest expense, net	78	74	326	292
Income tax (benefit) provision	(12)	3	41	8
Depreciation and amortization expense	97	88	376	353
EBITDA	**179**	**171**	**611**	**656**
Adjustments:				
Sponsor fees (1)	2	2	10	10
Restructuring and tangible asset impairment charges (2)	2	8	5	21
Share-based compensation expense (3)	2	2	7	10
LIFO reserve change (4)	5	6	16	20
Loss on extinguishment of debt (5)	18	10	63	10
Pension settlement (6)	-	-	18	-
Business transformation costs (7)	15	22	64	72
Other (8)	3	7	25	30
Adjusted EBITDA	$ 226	$ 228	$ 819	$ 829

Notes: (1) Consists of management fees paid to the Sponsors.
(2) Restructuring and tangible asset impairment charges primarily consist of facility closing, severance and related costs and tangible asset impairment charges.
(3) Share-based compensation expense represents costs recorded for Share Option Awards and Restricted Share Awards granted.
(4) Consists of changes in the LIFO reserve.
(5) The Q2 2013 loss on extinguishment of debt consists of a write-off of unamortized debt issuance costs, as well as loan fees and third party costs related to the June 2013 amendment of the 2011 Term Loan. The Q2 2013 LTM loss on extinguishment of debt also includes an early redemption premium and a write-off of unamortized debt issuance costs related to the January 2013 and December 2012 Senior Subordinated Notes redemptions, fees paid to debt holders, certain third party costs and the write-off of unamortized debt issuance costs related to the December 2012 amendment of the 2007 Term Loan, certain third party costs related to the 2012 ABS Facility and a write-off of unamortized debt issuance costs related to the previous ABS Facility The Q2 2012 and Q2 2012 LTM loss on extinguishment of debt consists of fees paid to debt holders and a write-off of unamortized debt issuance costs issuance costs related to the June 2012 amendment of the 2007 Term Loan.
(6) Consists of a non-recurring charge resulting from lump-sum payment settlements to former employees participating in several Company sponsored pension plans.
(7) Consists of costs to functionalize and optimize our business processes and systems.
(8) Other includes gains, losses or charges as specified under the Company's debt agreements.

Individual components may not add to total presented due to rounding.

FOOD. FOOD PEOPLE. EASY.

Non-GAAP Reconciliation - Adjusted Gross Profit and Adjusted Operating Expense



	13-Weeks Ended		LTM	
(In millions)	June 29, 2013	June 30, 2012	Q2 2013	Q2 2012
Gross Profit	$ 972	$ 943	$ 3,754	$ 3,606
LIFO reserve change (1)	5	6	16	20
Adjusted Gross Profit	$ 977	$ 949	$ 3,770	$ 3,626
Net sales	$ 5,659	$ 5,463	$ 22,006	$ 21,097
Operating Expenses	$ 872	$ 850	$ 3,456	$ 3,293
Adjustments:				
Depreciation and amortization expense	(97)	(88)	(376)	(353)
Sponsor fees (2)	(2)	(2)	(10)	(10)
Restructuring and tangible asset impairment charges (3)	(2)	(8)	(5)	(21)
Share-based compensation expense (4)	(2)	(2)	(7)	(10)
Pension settlement (5)	-	-	(18)	-
Business transformation costs (6)	(15)	(22)	(64)	(72)
Other (7)	(3)	(7)	(25)	(30)
Adjusted Operating Expenses	$ 751	$ 721	$ 2,951	$ 2,797

Notes:
(1) Consists of changes in the LIFO reserve.
(2) Consists of management fees paid to the Sponsors.
(3) Restructuring and tangible asset impairment charges primarily consist of facility closing, severance and related costs and tangible asset impairment charges.
(4) Share-based compensation expense represents costs recorded for Share Option Awards and Restricted Share Awards granted.
(5) Consists of a non-recurring charge resulting from lump-sum payment settlements to former employees participating in several Company sponsored pension plans.
(6) Consists of costs to functionalize and optimize our business processes and systems.
(7) Other includes gains, losses or charges as specified under the Company's debt agreements.

Individual components may not add to total presented due to rounding.

FOOD. FOOD PEOPLE. EASY.

